Exhibit 3.5

MAVENIR SYSTEMS, INC.

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Mavenir Systems, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: That the Corporation was originally incorporated pursuant to the DGCL on March 30, 2006 under the name Mavenir Systems, Inc.

SECOND: That the directors of the Corporation duly adopted resolutions approving and declaring advisable and in the best interests of the Corporation and its stockholders the following amendment (the “Amendment”) to the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Restated Certificate”).

THIRD: That the following amendment was duly adopted and approved in accordance with the provisions of Sections 228 and 242 of the DGCL by the requisite vote of the stockholders of the Corporation acting pursuant to a written consent in lieu of special meeting:

1.	Article IV of the Restated Certificate is amended to add the following paragraph immediately following the first paragraph of Article IV:

“Without any further action on the part of any stockholders of the Corporation, immediately upon the filing of the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, on November 1, 2013, with the Secretary of State of Delaware (the “Effective Time”), each seven (7) shares of issued and outstanding Common Stock shall be reconstituted and combined into one (1) share of Common Stock (the “Reverse Split”). At the Effective Time, the Conversion Price of each series of Preferred Stock then in effect shall, concurrently with the effectiveness of the Reverse Split, be proportionately increased in accordance with Section 4.3(D)(4) of Article IV of the Restated Certificate. Each outstanding stock certificate of the Company, which represented one or more shares of Common Stock, shall immediately after the Reverse Split represent that number of shares of Common Stock equal to the quotient obtained by dividing (x) the number of shares of stock represented on such certificates by (y) seven (7), rounded down to the nearest whole number. No fractional shares shall be issued upon the effectiveness of the Reverse Split, and in lieu of any fractional shares resulting from the Reverse Split, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock on the date of the Reverse Split as determined in good faith by a majority of the Board of Directors.”

2.	Section 4.3(H)(1) of Article IV of the Restated Certificate is amended and restated to read in its entirety as follows:

“No fractional shares shall be issued upon the conversion of any share of any series of Preferred Stock and, in lieu of any fractional shares to which any holder of Preferred Stock would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock on the date of conversion as determined in good faith by a majority of the Board of Directors. Whether or not fractional shares are issuable upon such conversion shall be determined with respect to each outstanding stock certificate representing Preferred Stock at the time converting into Common Stock and the number of shares of Common Stock issuable upon such conversion.”

FOURTH: All other provisions of the Restated Certificate shall remain in full force and effect.

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IN WITNESS WHEREOF, the undersigned duly authorized officer of the Corporation has executed this Certificate of Amendment to the Amended and Restated Certificate of Incorporation this 1st day of November, 2013.

MAVENIR SYSTEMS, INC.

By:	/s/ Pardeep Kohli
Pardeep Kohli
President